SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                          ----------------------------

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             Ableauctions.com, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock; $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    00371F206
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

         Rule 13d-1(b)
         Rule 13d-1(c)
     |X| Rule 13d-1(d)

CUSIP No.  00371F206                  13G                      Page 2 of 4 Pages


------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Hamilton Trust Company Limited as trustees of Ladha (1999) Family Trust
------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)     |_|

                                                                                            (b)     |-|

------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY

------------------------------------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION
              Trust established under Bermuda law
------------------------------------------------------------------------------------------------------------
                      5     SOLE VOTING POWER
    NUMBER OF               5,884,750
                   -----------------------------------------------------------------------------------------

     SHARES           6     SHARED VOTING POWER
  BENEFICIALLY              -0-
                   -----------------------------------------------------------------------------------------

    OWNED BY          7     SOLE DISPOSITIVE POWER
      EACH                  5,884,750
                   -----------------------------------------------------------------------------------------

    REPORTING         8     SHARED DISPOSITIVE POWER
   PERSON WITH              -0-
------------------------------------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,884,750
------------------------------------------------------------------------------------------------------------
     10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
              |_|

------------------------------------------------------------------------------------------------------------
     11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
              28.05%
------------------------------------------------------------------------------------------------------------
     12       TYPE OF REPORTING PERSON*
              OO
------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  00371F206                   13G                     Page 3 of 4 Pages



Item 1  (a).  Name of Issuer:

Ableauctions.com, Inc.

Item 1  (b).  Address of Issuer's Principal Executive Offices:

1963 Lougheed Highway
Coquitlam, British Columbia B3K 3T8, CANADA

Item 2  (a).  Name of Person Filing:

Hamilton Trust Company Limited as trustees of the Ladha (1999) Family Trust

Item 2  (b).  Address of Principal Business Office or, if None, Residence:

Reid Street
Hamilton HM11, Bermuda

Item 2  (c).  Citizenship:

Bermuda law trust with Bermuda situs

Item 2  (d).  Title of Class of Securities:

Common Stock; $0.001

Item 2  (e).  CUSIP Number:

00371F206

Item 3. If this  statement is filed pursuant to Rules  13d-1(b),  or 13d-2(b) or
        (c), check whether the person filing is a:

Item 4. Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

              (a) Amount beneficially owned:

                    5,884,750; Hamilton Trust Company for beneficiaries of discretionary trust.

              (b) Percent of class:

                      28.05%

              (c) Number of shares as to which such person has:

                     (i)   Sole power to vote or to direct the vote

                                    5,884,750

                    (ii)   Shared power to vote or to direct the vote

                                    -0-

CUSIP No.  00371F206                   13G                     Page 4 of 4 Pages




                   (iii) Sole power to dispose or to direct the disposition of

                                    5,884,750

                    (iv) Shared power to dispose or to direct the disposition of

                                    -0-

Item 5.       Ownership of Five Percent or Less of a Class.

              If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

                           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                           N/A

Item 8.       Identification and Classification of Members of the Group.

                           N/A


Item 9.       Notice of Dissolution of Group.

                           N/A

Item 10.      Certification.

                           N/A


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 15, 2002


                                    LADHA (1999) FAMILY TRUST
                                    By:  Hamilton Trust Company, Limited Trustee


                                    By:/s/ David Morrison
                                       Name:  David Morrison
                                       Title: Managing Director